UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ReTo Eco-Solutions, Inc.
(Name of Issuer)

Class A Shares
(Title of Class of Securities)

G75271125
(CUSIP Number)

October 9, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G75271125

1.	Names of Reporting Persons Jaash Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 861,131 Class A shares (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 861,131 Class A shares (1)

9.	Aggregate Amount Beneficially Owned by Reporting Person 861,131 Class A shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.4% (1)(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 861,131 Class A Shares, par value US$0.10 per share (“Class A Shares”), of Issuer, held by Jaash Investment Limited. Yi Liu is the sole member and a director of Jaash Investment Limited, and is deemed to beneficially own the 861,131 Class A Shares held by Jaash Investment Limited.

(2)	Based upon 19,352,636 Class A Shares outstanding as reported in Issuer’s Registration Statement on Form F-3, dated September 24, 2024, filed with the U.S. Securities and Exchange Commission on September 24, 2024 (the “Form F-3”).

CUSIP No. G75271125

1.	Names of Reporting Persons Yi Liu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 861,131 Class A Shares (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 861,131 Class A Shares (1)

9.	Aggregate Amount Beneficially Owned by Reporting Person 861,131 Class A Shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.4% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 861,131 Class A Shares held by Jaash Investment Limited. Yi Liu is the sole member and a director of Jaash Investment Limited, and is deemed to beneficially own the 861,131 Class A Shares held by Jaash Investment Limited.

(2)	Based upon 19,352,636 Class A Shares outstanding as reported in Issuer’s Form F-3.

AMENDMENT NO. 1 TO SCHEDULE 13G

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13G jointly filed with the SEC by Jaash Investment Limited and Yi Liu (each as a “Reporting Person” or collectively, the “Reporting Persons”) on October 15, 2024 (as amended and/or supplemented to date, “Schedule 13G”). This Amendment No. 1 amends and supplements the Schedule 13G as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13G.  Information given in response to each Item below shall be deemed incorporated by reference in all other Items where such information is relevant and applicable. Except as set forth herein, the Schedule 13G is unmodified and remains in full force and effect.

The Reporting Persons are filing this Amendment No. 1 to report certain changes in their beneficial ownership of Class A Shares as a result of the sale of an aggregate of 407,437 Class A Shares.

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 25, 2024

Jaash Investment Limited

By:	/s/ Yi Liu
	Name:	Yi Liu
	Title:	Director

Yi Liu

By:	/s/ Yi Liu

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

5